        August 10, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Edward B. Alexander
President and Chief Operating Officer
EACO Corporation
2113 Florida Boulevard
Neptune Beach, Florida 32266

    RE: EACO Corporation (the "Company")
 Form 10-K for the fiscal year ended December 29, 2004
 Filed April 1, 2005
 File No. 000-14311
 Form 10-Q for the quarter ended March 30, 2005
 Filed May 27, 2005
File No. 000-14311

Dear Mr. Alexander:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief